

July 8, 2011

Via E-Mail
Daniel Wickey
Chief Financial Officer
Crexus Investment Corp.
1211 Avenue of the Americas, Suite 2902
New York, NY 10036

> **Re: Crexus Investment Corp.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed on February 25, 2011**
> **Form 10-Q for the quarter ended March 31, 2011**
> **Filed on May 9, 2011**
> **File No. 001-34451**

Dear Mr. Wickey:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management Agreement, page 7

1.   We note that you are obligated to reimburse your manager for its costs incurred under the management agreement but that the manager has currently waived its right to request reimbursement. To the extent you reimburse the manager for such costs in the future, please disclose the amounts reimbursed in future Exchange Act periodic reports.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Factors Impacting Our Operating Results, page 51

2.   In future Exchange Act periodic reports, please expand your discussion of your portfolio credit risk to describe how management assesses the relative credit risk of the portfolio from period to period, including any internal risk ratings, LTV metrics, watch lists or similar measures it uses. We may have further comment.

Investment Activities, page 57

3.   Please advise us whether your average cost of funds reflects the impact of swaps for the covered periods. If so, please clarify this in future Exchange Act periodic reports.

Commercial Mortgage Loans, page 59

4.   In future Exchange Act periodic reports please expand this section to include disclosure related to the credit quality of your commercial mortgage loan assets including internal or external credit ratings and the percentage of your loans which are currently considered non-performing. Also please disclose your loan-to-value ratio for your commercial mortgage loan portfolio and whether the loans have first liens or subordinated liens.

Liquidity and Capital Resources, page 65

5.   Please tell us whether you are currently subject to any margin call provisions in your borrowing arrangements, and to the extent that you are, in future Exchange Act periodic reports, please provide a brief description of the margin call provisions, including the percentage asset decline that could cause a margin call.

Notes to Consolidated Financial Statements

6.   We note your disclosure on page 74 that the interest rate sensitivity analysis includes the effect of the interest rate swaps. Please tell us how you considered the disclosure requirements of ASC 815.

Note 4. Fair Value Measurements, page F-13

7.   We note your disclosure on page F-14 that you will record securitized debt for certificates or notes sold in securitization or re-securitization transactions treated as "financings."   Please tell us whether or not you have accounted for any these transactions as sales. If you have, please clarify the terms of these agreements and why that accounting was deemed appropriate.

Form 10-Q For The Quarter ended March 31, 2011

Note 5.   Agency Mortgage Backed Securities, Available-for-Sale, page 11

8.   We note your disclosure in the first paragraph of page 34 that you also finance the acquisition of Agency RMBS using repurchase agreements with counterparties, which are recourse. Please clarify to us whether the "accounts payable for investments" reflected in your balance sheet represents repurchase agreements and explain the terms of these transactions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Adam Turk at (202) 551-3657 or Sonia Barros at (202) 551-3655 with any other questions.

                                                Sincerely,

                                                /s/ Daniel L. Gordon

                                                Daniel L. Gordon
                                                Branch Chief